FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska’s West McArthur Project Hole #10 Intersects 0.29% U3O8

Vancouver, Canada,  August 30, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to report drill assay results for February-June drilling at the West McArthur project, currently under option to Mitsubishi Development Pty Ltd.  Five holes for a total of 4,948 metres were drilled in 2007.

West McArthur project; Mitsubishi Option

Drilling commenced on the West McArthur project in late February, and four drill holes WMA 008 to WMA 012 were completed in the vicinity of the Western Anomaly.  In one hole, WMA 010, uranium mineralization was intersected.  The following information details the results from this drill hole.

Drill hole WMA010 was targeted on a Time Domain ElectroMagnetic moving loop anomaly, 800 metres north of 2006 holes WMA003 and 005.  These two earlier holes intersected moderate to strong hydrothermal alteration at and below the unconformity.  WMA010 intersected the unconformity at 867.1 metres with a significant zone of hydrothermal alteration.  The alteration zone starts at 765 metres in the form of bleaching, followed by silicification from 826 to 839 metres.  Strong bleaching and clay alteration continues below this through a major zone of fracturation with breccia and fault gouges from 836 to 840 metres.  The alteration persists into the basement to 905 metres, with bleaching and very high boron , with a 12 m section over 900 ppm boron, including a one metre section containing 0.7% Boron, 0.7 % Ni and 1.1 % As in fractured metapelite.

The best mineralized interval, marked by a 30-metre zone of intense alteration, straddles the unconformity and contains a mineralised intersection of 0.5 m @ 0.29 % U3O8 14 metres below the unconformity.

Significant Intersection WMA010 drillhole

Hole #	Location N	Location E	Description	Sample #	From (m)	To (m)	Thickness (m)	% U3O8
WMA 010	6,410,945.6	473,548.9	metapelite	05-798	881.4	881.9	0.50	0.29

Drill hole WMA011 was drilled to the south to probe the extension of this alteration and mineralisation to the South.  It intersected only minor alteration in the form of bleaching associated with illite, but a zone of distinct silicification is present in the sandstone above the unconformity.  The unconformity elevation shows an offset of 10 metres between WMA010 and WMA011, indicating the presence of a structural break in this area.

Silicification of the sandstone above the unconformity was observed in holes WMA008, WMA009, WMA010, WMA011, and WMA012.

Drill hole WMA 012, located on the south side of the large electromagnetic anomaly in the centre of the property, and targeting a specific ground EM target, failed to intercept the target but shows illite and dravite alteration in the sandstone immediately above the unconformity with sections of silicification.  The basement is bleached from 880 to 895 metres with zones of fracturation and some lost core.

A review of the airborne and ground geophysical surveys completed to-date is being carried out by an independent consultant to improve targeting and to refine the methodology of the ground surveys to be commenced early this winter. Additional geophysics is being carried out in this area to more specifically locate the orientation of the target.

See last page for map attachment

Exploration Update:

An extensive program of geophysics and compilation has continued this summer from the West McArthur camp.  The purpose of the program is to provide more specific information on the alteration and geophysical characteristics of the three zones tested with exploratory holes since the start of the program in 2005.   The priority for the exploration program is to define the location of drill holes proposed for the next winter drill program.  Preliminary approval has been received from our partners Mitsubishi Development Pty Ltd for an early start to this winter drill program.

Additional reconnaissance survey work has also been successful in identifying further specific conductors and surface alteration zones, which will be considered for winter drill testing following the summer compilation.

All of the samples from the drill program were submitted to Saskatchewan Research Laboratories, a qualified Canadian Laboratory, for analysis. Samples submitted were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP.  The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). CanAlaska has expended over Cdn$22 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 2 other significant projects. The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project. An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into joint exploration of CanAlaska's Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

August 30th, 2007

West McArthur Project 2006/2007 Drill Holes

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5
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12
West McArthur Project
MEGATEM 2005
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Kilometres

ATHABASCA BASIN

Legend

- ● Drill Hole
- — Drill Hole Path

(no path = vertical hole)

Background:
AdTau
MEGATEM II Survey

August 2007

NAD 83 UTM Zone 13

Map Drafted by Brian King.
CanAlaska Uranium Ltd (2007).

Airborne Survey Conductors

West McArthur Uranium Project

CanAlaska Uranium Ltd.

Mitsubishi Development Pty Ltd